Mail Stop 4561

October 5, 2007

Mr. David Assia
Chairman of the Board and
Acting Chief Executive Officer
Magic Software Enterprises Ltd.
5 Haplada Street
Or-Yehuda 60218, Israel

      Re: Magic Software Enterprises Ltd.
                Form 20-F for the Fiscal Year Ended December 31, 2006
                File No. 000-19415

Dear Mr. Assia:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief